Exhibit 2.1

ASSET PURCHASE AGREEMENT

between

OURPET’S COMPANY

(BUYER)

and

PET ZONE PRODUCTS LTD.

(SELLER)

January 3, 2006

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (“Agreement”) dated as of January 3, 2006 (“Effective Date”), by and between OurPet’s Company, a Colorado corporation (“Buyer”), and Pet Zone Products Ltd., an Ohio limited liability company (“Seller”).

RECITALS:

WHEREAS, Seller and Buyer desire to enter into this Agreement pursuant to which Seller will sell, transfer, convey, assign and deliver to Buyer and Buyer will buy, acquire, receive and accept from Seller certain assets and liabilities of Seller;

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants, agreements and conditions contained herein, Seller and Buyer agree as follows:

1. Sale and Purchase of Assets and Liabilities.

1.1 Sale and Purchase of Assets. At the Closing (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement, Seller shall sell to Buyer and Buyer shall purchase from Seller all of Seller’s right, title and interest in and to its operating assets necessary to operate Seller’s business (each, an “Asset”, and, collectively, the “Assets”), free and clear of all liens, other than liens for any current taxes not yet due and payable, charges, encumbrances and restrictions whatsoever, as follows:

(a) All collectible accounts receivable of Seller, including those listed on Schedule 1.1(a).

(b) All current Inventory of Seller (as hereinafter defined), including the items listed on Schedule 1.1(b). “Inventory” is defined as (i) no more than twelve (12) months supply of finished goods that represent active sku’s (excluding discontinued items), (ii) new finished goods introduced in the past twelve (12) months, and (iii) component materials that support active finished goods referenced in (i) above and certain other component materials that support new finished goods referenced in (ii) above as determined by Buyer on a case-by-case basis.

(c) All fixed assets of Seller, such as tools, dies, molds, designs, computer equipment, furniture and fixtures, including the items listed on Schedule 1.1(c) (the “Fixed Assets”).

(d) Those leases for personal property of Seller that Buyer has elected to assume, each of which shall be duly assigned to Buyer (the “Equipment Leases”), which are listed on Schedule 1.1(d).

(e) All of the product formulae, designs, discoveries, inventions,

patents, trade names, trademarks, service marks, copyrights and other intellectual property, and all applications to register any of the foregoing, customer lists, vendor lists, brochures, and the trade name and trade dress of Seller (the “Intangible Assets”), including the items listed on Schedule 1.1(e), each of which shall be duly assigned to Buyer.

(f) All engineering, product, manufacturing and assembly specifications, data, processes, procedures, drawings, blueprints and related data and materials of Seller, including the items listed on Schedule 1.1(f).

(g) All prepayments and deposits (exclusive of any deposit or prepayment related to real estate or taxes) which have been made or paid by Seller, to the extent to which an economic benefit is transferable to Buyer, and copies of the books and records of Seller (other than any tax returns or tax records of Seller).

(h) All rights of Seller under existing sales contracts, agreements, commitments, and purchase and sales orders, including the items listed on Schedule 1.1(h), each of which shall be duly assigned to Buyer (collectively, the “Assumed Contracts”), provided, however, that to the extent that the assignment of any agreement, contract, commitment and purchase or sale order requires the consent of the other party thereto, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof, but Seller agrees that it will use its commercially reasonable efforts to obtain the written consent of the parties to any such agreement, contract, commitment and purchase or sales order to the assignment thereof to Buyer, and if such consent is not obtained, Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits under any such agreement, contract, commitment and purchase or sales order.

(i) Any manuals, copies of books and records pertinent to the operation of Seller’s business.

(j) To the extent transferable or assignable, all licenses, permits, orders or approvals of governmental or regulatory agencies that are material to the conduct of Seller’s business (collectively, the “Permits”), including those listed on Schedule 1.1(j).

1.2 Excluded Assets. The following shall be excluded from the Assets being sold and transferred hereunder (the “Excluded Assets”):

(a) All cash, marketable securities, commercial paper, certificates of deposit and other bank deposits, treasury bills, and other cash equivalents, other than any deposits associated with Assumed Contracts or Equipment Leases.

(b) Seller’s tax records (including tax returns), general books of accounts and company organizational records (collectively, “Retained Books and Records”).

(c) The Purchase Price paid by Buyer to Seller in connection with the transaction contemplated herein.

(d) The Consigned Inventory (as hereinafter defined).

(e) The Seller’s license with respect to the “RC Mouse” and related products, and any inventory related to such license.

1.3 Transfer and Assumption of Liabilities. Subject to the terms and subject to the conditions set forth in this Agreement, Buyer agrees to assume and pay or discharge as they come due only the following obligations and liabilities of Seller as they exist as of the Effective Date, and no others:

(a) Seller’s trade accounts payable and accruals to non-affiliated parties incurred in the ordinary course of Seller’s business, as listed on Schedule 1.3(a).

(b) All of Seller’s purchase orders and commitments made in the ordinary course of Seller’s business for goods, services and supplies, all sales orders and commitments of Seller made in the ordinary course of Seller’s business as to which shipments or deliveries shall not have been made or as to which services shall not have been rendered, and any other operating liabilities, contracts, agreements or commitments of Seller to non-affiliated parties which are set forth on Schedule 1.3(b).

(c) Seller’s liabilities/obligations arising under Equipment Leases and the Assumed Contracts.

(d) Seller’s liability, if any, for 2006 personal property taxes.

Each and all of the foregoing items shall be referred to hereinafter as the “Assumed Liabilities.”

1.4 Liabilities Not Assumed. Buyer does not assume or agree to be responsible for any debts, obligations, liabilities or expenses of Seller whatsoever other than those described in Section 1.3. The obligations not assumed by Buyer include, without limitation: (a) warranty claims for goods sold or services provided by Seller prior to the Closing; (b) product liability claims for goods sold or services provided by Seller prior to the Closing; (c) except as otherwise provided in Section 1.3 or on Schedule 1.3(a), any liabilities to any taxing authority for federal, state, local or other taxes; (d) expenses arising out of or in connection with the negotiation and preparation of this Agreement or the consummation of the transaction provided for herein; (e) employment agreements, employee benefit plans, unfunded pension liabilities or post-retirement liabilities; (f) bank debt or guarantees of any related party debt; (g) liabilities related to consulting and noncompete agreements; (h) any and all forms of liabilities with respect to related parties; (i) Seller’s office lease or (j) any other non-operating liabilities (“Excluded Liabilities”).

1.5 Sale of Inventory Not Purchased by Buyer. Any inventory of Seller that is not purchased by Buyer at the Closing (the “Consigned Inventory”) will be sold by Buyer on a consignment basis. Buyer shall use commercially reasonable efforts to sell the Consigned Inventory in a manner that maximizes the proceeds from such sales. The proceeds of the sales of Consigned Inventory, net out-of-pocket costs directly related to the sales, shall be split equally between Buyer and Seller and Buyer shall remit to Seller its share of the proceeds on a monthly basis. Buyer will provide Seller with regular reports no less frequent than quarterly detailing sales results and the status of any remaining Consigned Inventory.

2. Consideration and Allocation. In consideration for Buyer’s purchase of Seller’s Assets, Buyer shall satisfy and discharge the Assumed Liabilities and shall pay to Seller the following (the “Purchase Price”):

(a) a cash payment in the amount of $464,998.00 (the “Estimated Cash Payment”), which amount is based upon eighty percent (80%) of Seller’s collectible accounts receivable (currently estimated and to be confirmed based on year-end financial statements within thirty (30) days hereafter) plus fifty percent (50%) of Seller’s Inventory (current estimated and to be counted as of the Effective Date and valued within thirty (30) days hereafter);

(b) 3,082,000 shares of Buyer’s common stock (“Common Stock”) in certificated form, to be delivered at Closing; and

(c) A warrant to purchase 2,729,000 additional shares of Buyer’s common stock at between $.60 and $.75 per share. A copy of the warrant is attached hereto as Exhibit B (“Warrant A”).

Notwithstanding the foregoing, twelve and one-half percent (12.5%) of the estimated cash payment set forth in subparagraph (a) above (i.e., $58,125.00) shall be held back from the cash payment of the Purchase Price (the “Holdback Amount”) pending a final determination of the accounts receivable and Inventory as set forth in Section 2(a) above (the “Actual Cash Payment”). The amount payable by Buyer or Seller to the other party upon determination of the Actual Cash Payment shall be determined by subtracting the Holdback Amount from the amount determined by subtracting the Actual Cash Payment from the Estimated Cash Payment (i.e., the following formula: (Estimated Cash Payment – Actual Cash Payment) – Holdback Amount = amount of adjustment payment). If the result is a positive number, then that amount will be immediately due and payable to Buyer, and if the amount is negative, that amount (as a positive number) will be immediately due and payable to Seller.

(d) Buyer and Seller agree to allocate the consideration for the Assets for all purposes (including financial accounting and tax purposes) in accordance with Schedule 2(d) attached hereto, which financial accounting allocation shall be according to GAAP, and shall file all tax returns, including Form 8594, consistent with such allocation schedule. Such Schedule 2(d) shall be attached in draft form at Closing and replaced with a final schedule within thirty (30) days of Closing.

3. Closing. The “Closing” shall be deemed to have occurred at the close of business on the Effective Date.

4. Representations and Warranties by Seller. As a material inducement to Buyer to execute this Agreement and perform its obligations hereunder, Seller represents and warrants to Buyer as follows:

4.1 Organization and Standing. Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio, and has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby. Seller is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified would result in a material adverse effect on Seller or the Assets and has the requisite corporate power and authority to own, lease and utilize its assets, properties and business and to carry on its business as such business is presently being conducted.

4.2 Authorization by Seller. The execution, delivery and performance by Seller of this Agreement, the Voting Agreement between , among others, Buyer and Seller (the “Voting Agreement”), the Subordinated Promissory Note made in favor of Seller by Buyer in the original principal amount of $250,000 (the “Note”), the Registration Rights Agreement between, among others, Buyer and Seller (the “Rights Agreement’), and Warrant A and Warrant B issued to Seller by Buyer (the “Warrants”), and along with the Voting Agreement, Note and Rights Agreement, the “Transaction Documents”), and the consummation by Seller of the transactions contemplated hereby and thereby, has been duly authorized by all requisite limited liability company action. The Transaction Documents have been duly and validly executed and delivered by Seller and constitutes a valid and binding obligation of Seller enforceable against Seller in accordance with its terms, except insofar as enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforceability of creditors’ rights, or by limitations in the availability of the remedy of specific performance or injunctive relief, or by general equity principles.

4.3 Approvals, Consents, Etc. Except as set forth on Schedule 4.3, all consents, authorizations or approvals of, or waiver or exemption by, any other person required in connection with the execution delivery or performance by Seller of this Agreement or its consummation of the transactions contemplated thereby have been obtained.

4.4 Compliance With Other Instruments. The execution, delivery and performance by Seller of this Agreement will not violate in any material respect Seller’s Articles of Organization or Operating Agreement, or the provisions of any applicable law, order or regulation of any governmental authority having jurisdiction over Seller and will not conflict with or result in a breach of the terms, conditions or provisions of any agreement or instrument to which Seller is now a party or by which Seller is now bound or constitute a default thereunder that would result in a material adverse effect upon the Seller or its Assets or result in the imposition of any lien, charge or encumbrance of any nature whatsoever on the Assets.

4.5 Title to Assets; Absence of Liens and Encumbrances. Seller owns outright and has good and marketable title to all of the Assets, free and clear of all liens, charges and encumbrances, except for (a) liens, charges or encumbrances specifically assumed or permitted hereunder, (b) liens for current taxes not yet due and payable, and (c) assets disposed of, or subject to purchase or sales orders entered into, in the ordinary course of business.

4.6 Financial Statements. The balance sheets of Seller as of December 31, 2004 and as of November 30, 2005 (the “Balance Sheet Date”) and the related statements of income and retained earnings and changes in financial position such periods, have been delivered to Buyer by Seller (the “Financial Statements”). Said Financial Statements are accurate and complete, and present fairly in all material respects the financial position of Seller as of such dates and the results of operations of Seller for such respective periods. Except as reflected on the Financial Statements, as of the dates thereof there were no accrued or undisclosed liabilities, there were no special or non-recurring charges against income, and there were no matters for which reserves should be established.

4.7 Changes in Financial Condition. Since the Balance Sheet Date, there has been no material adverse change in the condition of Seller, and Seller has no Knowledge of any such change which is threatened, nor has there been any damage, destruction or loss, whether or not covered by insurance, which could have or has had a material adverse effect on the condition of Seller. Since the Balance Sheet Date, Seller has not: (a) incurred any liabilities or obligations out of the ordinary course of Seller’s business; (b) entered into any material contracts or agreements other than in the ordinary course of Seller’s business; (c) made any transfers of property other than in the ordinary course of Seller’s business; or (d) changed any of its products or suppliers nor have any of its suppliers, to the Knowledge of Seller, threatened to discontinue the sale of supplies to Seller. For purposes of this Agreement, “Knowledge” means the actual knowledge of Charles C. MacMillan, Douglas A. Belknap and Mark Molitoris.

4.8 Tax Matters. All tax returns (federal, state, county and local) which were required to be filed by Seller through the Closing have been duly filed with the appropriate taxing authority, and Seller has paid all taxes shown (including amounts withheld from employees) as due and payable on such returns.

4.9 Accounts Receivable. The accounts receivable of Seller reflected in its Financial Statements arose, and the accounts receivable thereafter acquired by Seller on or prior to the Effective Date arose, from bona fide transactions in the ordinary course of business. Seller has no Knowledge of the uncollectibility of any of said accounts.

4.10 Inventory. The Inventory is suitable and usable or salable in the ordinary course of business for the purposes for which intended, and has been reflected in the Financial Statements and carried on the books of account of Seller in accordance with generally accepted accounting principles consistently applied. Without limiting the generality of the foregoing, such Inventory does not include any item that was at any prior time written-off or written-down by Seller. Seller does not know of any adverse condition affecting the supply of materials available to Seller.

4.11 Tangible Property. The Fixed Assets of Seller being sold or assigned to Buyer hereunder are in good operating condition and repair, reasonable wear and tear excepted,

without material defect, and fit for the purposes for which Seller has used such Fixed Assets. All Equipment Leases, conditional sale contracts, franchises or licenses pursuant to which Seller may hold or use any interest owned or claimed by Seller (including, without limitation, options) in or to its Fixed Assets or other tangible property are in full force and effect and, with respect to the performance of Seller, there is no default or event of default or event which with notice or lapse of time or both would constitute a default.

4.12 Intangible Property. Schedule 1.1(e) sets forth all of Seller’s Intangible Assets, including the patents, trademarks, copyrights, service marks and trade names of Seller, all applications for any of the foregoing, and all permits, grants and licenses or other rights running to or from Seller relating to any of the foregoing that are material to the business of Seller (collectively, “Patents and Trademarks”). Except as set forth on Schedule 4.12, Seller has the right to use, free and clear of any claims or rights of others, all of the Patents and Trademarks. Except as set forth on Schedule 4.12, Seller also has the right to use, free and clear of any claims or rights of others, all trade secrets, inventions, know how, processes, logos and technology, designs utilized in or incident to the conduct of its business as presently conducted or as being developed (“Trade Secrets”). Except as set forth on Schedule 4.12, Seller does not have any notice that any other person or entity disputes Seller’s ownership or right to use any Patents and Trademarks and/or Trade Secrets, or notice of any claim of any other person or entity relating to any of the Patents and Trademarks or any of the Trade Secrets, and Seller does not know of any basis for any such dispute or claim. Seller has no knowledge that any person or entity has infringed upon the rights of Seller with respect to any Patents and Trademarks or Trade Secrets, and, to the Knowledge of Seller, Seller has not infringed upon any patent, copyright, trademark, trade secret or other intellectual property right of any other person or entity.

4.13 Books of Account. The books of account and other corporate records of Seller are complete and correct in all material respects and have been maintained in accordance with good business practice.

4.14 Liabilities. As of Balance Sheet Date, Seller does not have any indebtedness, liability, claim or loss, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise, of a kind required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto (“Liabilities”) that were not fully and adequately reflected or reserved against in its Financial Statements. Except as set forth on Schedule 4.14, Seller has not, except in the ordinary course of business, incurred any Liabilities since the Balance Sheet Date.

4.15 Employment, Labor and Other Relations.

(a) Seller is and has heretofore been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, the sponsorship, maintenance, administration and operation of (or the participation of its employees in) employee benefit plans and occupational safety and health programs, and Seller is not engaged in any material violation of any applicable law related to employment, including unfair labor practices or acts of employment discrimination.

Furthermore, Seller has materially complied with all applicable laws relating to wages, fringe benefits and the payment of withholding and Social Security taxes, and Seller is not liable for any arrearage in the payment of wages or any taxes or penalties for failure to comply with any of the foregoing.

(b) Except as set forth on Schedule 4.15, Seller has no policies with respect to vacation pay, holiday and/or sick pay, severance pay, pension and profit-sharing contributions, health, medical or any other type of employee benefit plan to which Seller presently contributes or is required to contribute, nor is Seller indebted to any employee other than for wages and benefits earned during the current payroll period which are not yet due and payable. Seller maintains no, and has no obligations under any, employee benefit plans which are subject to the Employee Retirement Income Security Act of 1974, as amended.

(c) None of the employees of Seller is represented by a labor union and no petition has been filed or proceedings instituted within the past five years by any employee or group of employees with any labor relations board seeking recognition of a bargaining representative or alleging any violation of law in connection therewith. There are no controversies pending between Seller and any of its employees, which controversies have affected or may affect materially and adversely the business, operations, Assets, prospects or condition (financial or otherwise) of Seller.

4.16 Litigation. Except as set forth on Schedule 4.16, there are no actions, suits, claims or legal, administrative or arbitral proceedings or investigations (whether or not the defense thereof or liabilities in respect thereto are covered by insurance) pending or, to the Knowledge of Seller, threatened against Seller or affecting the Assets and there is no basis for any such action, suit, claim or proceeding. There is no dispute with, or claim from, a sales agent, broker or customer in connection with or related to a product warranty claim, commission, fee, pricing or any other monetary dispute that is in excess of $5,000. Seller is not subject to any order, judgment, injunction or decree of any court or governmental agency.

4.17 Suppliers and Customers. Except as set forth on Schedule 4.17, the relationships of Seller with its ten (10) largest suppliers and customers are good commercial working relationships and no such supplier or customer of Seller has canceled or otherwise terminated, or, to the Knowledge of Seller, threatened to cancel or otherwise terminate, its relationship with Seller or has during the last six (6) months decreased materially, or, to the Knowledge of Seller, threatened to decrease or limit its services, supplies or materials to Seller or its usage or purchase of services or products of Seller, as the case may be. Except as set forth on Schedule 4.17, Seller does not have any knowledge that any such supplier or customer intends to cancel or otherwise modify its relationship with Seller or to decrease materially or limit its services, supplies or materials to Seller or its usage or purchase of services or products of Seller.

4.18 Contracts. Seller has made available to Buyer true, correct and complete copies of all of the contracts described on Schedule 1.1(h), which are referred to hereinafter as the “Contracts.” All of the Contracts are valid, binding and in full force and effect. Seller is not in default under any of the Contracts, nor, to the Knowledge of Seller, is any other party to any of the Contracts in default thereunder in any material respect, nor does any condition exist that with notice or lapse of time or both would constitute a material default thereunder. Except as set forth in Schedule 4.3, no approval or consent of any person is needed in order that any of the Contracts continue in full force and effect following the consummation of the transactions contemplated hereby.

4.19 Assets at Other Locations. Except as set forth on Schedule 4.19, none of the Assets is in the possession of any bailee or other third party.

4.20 Brokers. No broker, finder or other person hired, retained or contacted by Seller is entitled to receive any brokerage fee, finder’s fee or the like by reason of the consummation of the transactions contemplated by this Agreement.

4.21 Product Liability. Seller has no Knowledge of any material existing claims of product liability or breach of warranty. No material loss to Seller’s business will result from any pending or, to the Knowledge of Seller, threatened claim against Seller based upon any theory of product liability or breach of product warranty about which Seller has any Knowledge or information. There have been no product recalls or warnings by or against Seller or any of its products during the three year period ending on the date of this Agreement, and no such recall or warning is presently in effect.

4.22 Permits. The Permits, including those listed on Schedule 1.1(j), are all of the licenses, permits, orders or approvals of, and all required registrations with, any governmental or regulatory body that are material to the conduct of the business of Seller and to its use of its assets, and the Permits are all in full force and effect. No material violations are or have been recorded in respect of any Permit, and no proceeding is pending or threatened to revoke or limit any Permit.

4.23 Environmental Matters. Seller has conducted and is presently conducting Seller’s business in material compliance with all applicable environmental laws.

4.24 Full Disclosure. The Transaction Documents, and the information contained therein, including without limitation, the Schedules and Exhibits hereto (the “Documents”) are true, complete and authentic. None of the Documents contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein not misleading. No representation or warranty of Seller contained in the Transaction Documents contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements made, in the context in which made, not materially false or misleading.

5. Representations and Warranties by Buyer. Buyer, to induce Seller to sell the Assets as set forth herein, represents and warrants as follows:

5.1 Organization and Standing of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado, and has the requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to carry out the transactions contemplated hereby.

5.2 Authorization by Buyer. The execution, delivery and performance by Buyer of the Transaction Documents, and the consummation by Buyer of the transactions contemplated hereby and thereby, has been duly authorized by all requisite corporate action. The Transaction Documents have been duly and validly executed and delivered by Buyer and constitutes a valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except insofar as enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights, or by limitations in the availability of the remedy of specific performance or injunctive relief, or by general equity principles.

5.3 Approvals, Consents, Etc. All consents, authorizations or approvals of, or waiver or exemption by, any other person required in connection with the execution delivery or performance by Buyer of this Agreement or its consummation of the transactions contemplated thereby have been obtained, except where the failure to do so would not have a material adverse effect.

5.4 Compliance With Other Instruments. The execution, delivery and performance by Buyer of this Agreement will not violate in any material respect Buyer’s Articles of Incorporation or Bylaws, or the provisions of any applicable law, order or regulation of any governmental authority having jurisdiction over Buyer and will not conflict with or result in a breach of the terms, conditions or provisions of any agreement or instrument to which Buyer is now a party or by which Buyer is now bound or constitute a default thereunder that would result in a material adverse effect upon the Buyer.

5.5 Litigation. There are no material actions, suits, claims or proceedings pending or threatened against Buyer which would prohibit it from completing the transactions contemplated by this Agreement in accordance with its terms.

5.6 Brokers. No broker, finder or other person hired, retained or contracted by Buyer is entitled to receive any brokerage fee, finder’s fee or the like by reason of the consummation of the transactions contemplated by this Agreement.

5.7 Capital Stock and Ownership of Buyer. All of the Common Stock delivered pursuant to Section 2(b) of this Agreement has been duly authorized, validly issued and is fully paid and non-assessable. The shares of Common Stock issuable upon exercise of the Warrants have been duly authorized and reserved for issuance and, when issued and paid for in accordance with the terms of the Warrants, will be validly issued, fully paid and non-assessable.

6. Covenants.

6.1 Name Change. In connection with the transfer to Buyer of the Intangible Assets, including Seller’s trade name and trade dress, Seller agrees that it will change its company name from “Pet Zone Products Ltd.” to some other name which shall not be confusingly similar to it, and that Seller will execute and deliver to Buyer as soon as practicable after the Effective Date such documents as may be necessary or appropriate, in the opinion of Buyer or its counsel, to effectuate the transfer of its trade name, “The Pet Zone,” to Buyer and/or to allow Buyer to use such name prior to the time Seller has accomplished the required change of name.

6.2 Access to Records. From and after the Closing, Buyer agrees that it will retain all accounting and tax records relating to Seller’s operation prior to the Closing, for at least seven years after the Closing, and will provide Seller with access thereto at mutually convenient times.

6.3 Warranty Service and Products Liability.

(a) Seller represents and warrants that the products sold by Seller prior to the Closing were warranted by Seller against defects, workmanship, etc., only to the extent set forth in those limited warranties of Seller, copies of which are attached as Schedule 6.3 hereto (collectively, the “Warranty”). Seller further represents and warrants that there are no outstanding claims pursuant to the Warranty.

(b) In recognition of the fact that, after the Closing, Seller will no longer be in the pet product business, Buyer agrees to honor all valid claims under the Warranty.

(c) Buyer shall be entitled, in its sole discretion to (i) to determine the validity of any claim under the Warranty, and (ii) decide whether it should replace the product, or otherwise comply with the obligations of Seller pursuant to the Warranty with respect to any particular claim; provided, however, that the discretion of Buyer described above shall be exercised in accordance with reasonable business judgment.

(d) Seller acknowledges that it is solely responsible for product liability claims related to goods marketed by Seller. Seller covenants to maintain product liability/umbrella liability insurance of at least Five Million Dollars ($5,000,000) to insure against such claims for a period of one (1) year after the Closing. Such insurance shall cover both Seller and Buyer as insureds, and the cost thereof shall be borne by Seller. Buyer acknowledges that it shall be solely responsible for product liability claims related to goods marketed by Buyer subsequent to the Effective Date. Buyer covenants to maintain product liability insurance of at least Five Million Dollars ($5,000,000) to insure against such claims. Such insurance shall cover both Seller and Buyer as insureds, and the cost thereof shall be borne by Buyer.

6.4 Further Assurances. Simultaneous with the execution of this Agreement, or as soon as practicable thereafter, Seller, at the request of Buyer, shall promptly execute and deliver, or cause to be executed and delivered, to Buyer all such assignments, bills of sale, endorsements, powers of attorney and other documents, in addition to those otherwise required by this Agreement, in form and substance satisfactory to Buyer, as Buyer may reasonably request in order to (a) vest in Buyer good and marketable title to and possession of the Assets, free and clear of all liens, charges and encumbrances, (b) perfect and record, if necessary, the sale, transfer, assignment, conveyance and delivery to Buyer of the Assets, and (c) otherwise carry out or evidence the terms of this Agreement.

6.5 Appointment of Directors. As soon as practicable after the Closing, but in any event by January 13, 2006, Buyer’s Board of Directors will appoint James D. Ireland III and John Spirk (collectively, the “Seller Designees”) to serve on Buyer’s Board as directors until the next annual meeting of the shareholders.

6.6 Seller Investment for New Product Development; Additional Warrants. In connection with the Closing, Seller has invested funds in Buyer in the principal amount of Two Hundred Fifty Thousand Dollars ($250,000), which amount will be used for new product development (such as a kitty litter product licensed by Seller) that reflects the design approaches, plans and product philosophy of Seller, subject to review and approval by Buyer’s Board of Directors. The loan amount shall be reserved by Buyer first for the development of Seller’s cat litter box product with any remaining funds being used for such other product development projects as approved by Buyer’s Board. Such loan is evidenced by the Subordinated Note attached hereto as Exhibit C. As further inducement to Seller to make such loan, Buyer has issued additional warrants to purchase 125,000 shares of its Common Stock at $0.335 per share, a copy of which is attached hereto as Exhibit D (“Warrant B”).

6.7 Employees. The parties acknowledge and agree that while Buyer has been free to interview and accept employment applications from Seller’s employees, Buyer is not obligated to offer employment to any employee of Seller

6.8 Possession of Assets. For a period of thirty (30) days after the Closing, Buyer shall be granted reasonable access to Seller’s facility(ies) to remove the Assets. All costs and expenses associated with the removal of the Assets shall be the sole responsibility of Buyer. Buyer agrees to complete the removal within thirty (30) days after the Closing.

6.9 Resignation of Director. On the date of Closing, or as soon as practicable thereafter, but in any event prior to the director appointments set forth in Section 6.5, Buyer shall deliver to Seller a copy of the written resignation of Benjamin D. Suarez from the Buyer’s Board.

6.10 Post-Closing Expenses. Buyer shall reimburse Seller for certain expenses that Seller will incur during the post-closing transaction. These expenses consist of (i) Seller’s payroll expenses (including payroll taxes) for time worked by employees in January 2006 along with Seller’s out-of-pocket costs in January 2006 for the employees’ medical insurance coverage and (ii) all other customary and ordinary course operating expenses incurred (or accrued) by Seller during January 2006, but expressly excluding operating expenses relating to any lease or other obligation of Seller for real property or photocopier equipment (i.e., Management Agreement between Seller and ComDoc). The parties further agree that Buyer’s obligation pursuant to this Section 6.10 does not cover any accrued vacation or sick/personal time that may be taken by Seller employees in January 2006 nor the payout of any accrued vacation or sick/personal time which any Seller employee may be entitled to receive upon termination of his/her employment.

7. Additional Documents and Agreements. In connection with the Closing, and as further consideration for the transaction contemplated herein, Seller and Buyer have provided or executed, as the case may be, the following documents and agreements:

7.1 Certified Copies of Resolutions.

(a) Seller has delivered to Buyer a certified copy of the resolutions duly adopted by its Board of Managers authorizing the execution and delivery of this Agreement and such other documents as described or referred to herein, and the consummation of the transactions contemplated hereby.

(b) Buyer has delivered to Seller a certified copy of the resolutions duly adopted by its Board of Directors authorizing the execution and deliver of this Agreement and such other documents as described or referred to herein, and the consummation of the transactions contemplated hereby.

7.2 Good Standing Certificates. Each party has delivered to the other a certificate of good standing or full force and effect certifying the good standing of such party with its respective state of incorporation or organization.

7.3. Bill of Sale, Assignment and Assumption Agreement; Other Assignments. Seller and Buyer have executed a Bill of Sale, Assignment and Assumption Agreement, a copy of which is attached as Exhibit E, and such other assignments as necessary and advisable to fully effectuate the assignment and transfer of Seller’s Intangible Assets to Buyer.

7.4 Registration Rights Agreement. Seller and Buyer have entered into the Rights Agreement providing Seller with certain demand registration rights, a copy of which is attached hereto as Exhibit F.

7.5 Voting Agreement. Seller, certain of Seller’s members and certain key shareholders of Buyer have entered into the Voting Agreement with respect to the election of directors to Buyer’s Board of Directors, a copy of which is attached hereto as Exhibit G.

7.6 Nottingham Spirk Design Associates Contract. Buyer will enter into a contract with Nottingham Spirk Design Associates (“N/S”) with respect to a certain cat litter box currently under development by Seller, a copy of which is attached hereto as Exhibit H.

8. Indemnification.

8.1 Obligation of Seller to Indemnify. In accordance with and subject to the provisions of Articles 8 and 9, Seller shall indemnify, save, defend and hold harmless Buyer and its officers, directors, shareholders, employees, affiliates, successors and assigns (each, a “Buyer Party”), from and against and in respect of any and all losses (including diminutions in value and lost profits and earnings), liabilities, damages, deficiencies, lawsuits, judgments, demands, fees, claims settlements, costs and expenses (including interest, penalties and reasonable attorneys’ and accounting fees and disbursements), all reasonable amounts paid in the investigation, defense or settlement of any of the foregoing and costs of enforcing this indemnity (collectively, “Losses”) suffered or incurred by any Buyer Party by reason of, or arising out of:

(a) any untruth, inaccuracy, misrepresentation, breach of warranty or breach or nonfulfillment of any representation, warranty, covenant or agreement of Seller contained in this Agreement or in any certificate, schedule, document, agreement or instrument delivered to Buyer by or on behalf of Seller pursuant to the provisions of this Agreement;

(b) the operation of Seller’s business or the Assets and Seller’s ownership of the Assets at any time through the date hereof; and

(c) any Excluded Liabilities.

8.2 Obligation of Buyer to Indemnify. In accordance with and subject to the provisions of Articles 8 and 9, Buyer shall indemnify, save, defend and hold harmless Seller and its and its officers, managers, members, employees, affiliates, successors and assigns (each, a “Seller Party”), from and against and in respect of any and all Losses suffered or incurred by any Seller Party by reason of, or arising out of:

(a) any untruth, inaccuracy, misrepresentation, breach of warranty or breach or nonfulfillment of any representation, warranty, covenant or agreement of Buyer contained in this Agreement, or in any certificate, schedule, document, agreement or instrument delivered to Seller by or on behalf of Buyer pursuant to the provisions of the Agreement;

(b) the operation of Seller’s business by Buyer, or Buyer’s ownership of the Assets, after the date hereof (other than any Losses that are the proximate result of the operation of Seller’s business by Seller, or Seller’s ownership of the Assets, on or prior to the date hereof, including but not limited to the Excluded Liabilities at any time);

(c) any Assumed Liabilities; and

(d) any and all damages or injuries associated with Buyer’s actions under Section 6.8.

8.3 Notice and Opportunity to Defend.

(a) Notice of Asserted Liability. Promptly after receipt by any party hereto (the “Indemnitee”) of notice of any demand, claim or circumstances which gives rise, or with the lapse of time would or might give rise, to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in a Loss (an “Asserted Liability”), the Indemnitee shall give notice thereof (the “Claims Notice”) to any other party (or parties) obligated to provide indemnification pursuant to Section 8.1 or 8.2 (the

“Indemnifying Party”). The Claims Notice shall describe the Asserted Liability in reasonable detail, and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee. No failure or delay to provide notice shall reduce or otherwise affect the obligation to indemnify unless the Indemnifying Party is thereby materially prejudiced as a result of such delay or failure.

(b) Opportunity to Defend. The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability. If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within 30 days (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of or defense against, such Asserted Liability. If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability. Notwithstanding the foregoing, neither the Indemnifying Party nor the Indemnitee may settle or compromise any claim over the objection of the other; provided, however, that consent to settlement or compromise shall not be unreasonably withheld. In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in the defense of such Asserted Liability. If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

(c) Disputes with Customers or Suppliers. Anything in Section 8.3(b) to the contrary notwithstanding, in the case of any Asserted Liability by any supplier or customer of Seller with respect to the business conducted by Seller prior to the Closing in connection with which Buyer may make a claim against Seller for indemnification pursuant to Section 8.1, Buyer shall give a Claims Notice with respect thereto but, unless Buyer and the Indemnifying Party otherwise agree, Buyer shall have the exclusive right at its option to defend any such matter, subject to the duty of Buyer to consult with the Indemnifying Party and its attorneys in connection with such defense and provided that no such matter shall be compromised or settled by Buyer without the prior consent of the Indemnifying Party, which consent shall not be unreasonably withheld. The Indemnifying Party shall have the right to recommend in good faith to Buyer proposals to compromise or settle claims brought by a supplier or customer, and Buyer agrees to present such proposed compromises or settlements to such supplier or customer. All amounts required to be paid in connection with any such Asserted Liability pursuant to the determination of any court, governmental or regulatory body or arbitrator, and all amounts required to be paid in connection with any such compromise or settlement consented to by the Indemnifying Party, shall be borne and paid by the Indemnifying Party. The parties agree to cooperate fully with one another in the defense, compromise or settlement of any Asserted Liability.

8.4 No Waiver. The closing of the transactions contemplated by this Agreement shall not constitute a waiver by any party of its rights to indemnification hereunder, regardless of whether the party claiming the right to indemnification has knowledge of the breach, violation or failure of condition constituting the basis of the claim at or before the date hereof, and regardless of whether such beach, violation or failure is deemed to be material.

8.5 Limitations on Indemnity; Exceptions.

(a) Limitations on Seller’s Indemnity. The maximum amount of Losses for which the Seller shall be liable for Buyer Claims made pursuant to Section 8.1 shall be One Hundred Thousand Dollars ($100,000) (the “Maximum Amount”); provided, however, that the maximum amount of Losses for any Buyer Claims related to infringement actions involving Seller’s Intangible Assets shall be Five Hundred Thousand Dollars ($500,000). Buyer (or Buyer Parties) shall not seek, or be entitled to, indemnification from the Seller pursuant to Section 8.1 until the aggregate amount of Losses incurred or suffered by Buyer (or Buyer Parties) under such section exceeds Twenty-Five Thousand Dollars ($25,000) (the “Damage Threshold”), and once the Buyer (or Buyer Parties) has incurred or suffered aggregate Losses exceeding the Damage Threshold, the Buyer (or Buyer Parties) shall be entitled to recover only the amount of Losses in excess of the Damage Threshold. All Buyer Claims made with respect to the representations and warranties relative to title of the Assets, authority, tax, employee benefits and environmental matters, as set forth in Sections 4.1, 4.2, 4.5, 4.8, 4.15 and 4.23, are not subject to the Damage Threshold and shall be fully reimbursable.

(b) Limitation on Buyer’s Indemnity. The maximum amount of Losses for which Buyer shall be liable for Seller Claims made pursuant to Section 8.2 shall be One Hundred Thousand Dollars ($100,000). Seller (or Seller Parties) shall not seek, or be entitled to, indemnification from Buyer pursuant to Section 8.2 until the aggregate amount of Losses incurred or suffered by Seller (or Seller Parties) exceeds the Damage Threshold, and once the Seller (or Seller Parties) has incurred or suffered aggregate Losses exceeding the Damage Threshold, the Seller (or Seller Parties) shall be entitled to recover only the amount of Losses in excess of the Damage Threshold. All Seller Claims made with respect to the representations and warranties relative to Buyer’s authority to enter into this Agreement, as set forth in Sections 5.1 and 5.2, are not subject to the Damage Threshold and shall be fully reimbursable.

(c) Exceptions. Notwithstanding anything to the contrary in this Agreement, claims for indemnification based on allegations of actual fraud or intentional misrepresentation shall not be subject to the limitations set forth in this Section 8.5.

(d) Limitation on Indemnification. The amount of Losses for which indemnification is provided under Section 8.5(a) or (b) shall be net of:

(i) losses that are covered by insurance or other third party indemnification proceeds, and

(ii) any tax benefits that may be available as a result of such Losses.

9. Survival of Representations, Warranties, and Other Provisions

9.1 Survival of Representations and Warranties. The representations and warranties contained in this Agreement, shall survive the Closing until the first anniversary of the Effective Date (and shall terminate); provided, however, that the representations and warranties set forth in (a) Sections 4.1, 4.2, 4.5, 5.1, 5.2, and 5.7 shall have no expiration date, (b) Sections 4.8 and 4.15 shall survive until sixty (60) days after the applicable statute of limitations expires, and (c) Section 4.23 shall survive the Closing for a period of six (6) years.

9.2 Agreements and Covenants. The agreements and covenants set forth in this Agreement shall survive the Closing and shall continue until all obligations set forth therein shall have been performed and satisfied or until such agreements and covenants shall have terminated in accordance with their terms.

9.3 Absence of Investigation. No investigation made heretofore by or on behalf of any party shall limit or affect in any way the representations, warranties, covenants, agreements and indemnities of the other party hereunder, each of which shall survive any such investigation.

10. General.

10.0 Expenses. Except as otherwise provided herein, whether the transactions contemplated by this Agreement are consummated or fail to be consummated for any reason whatsoever, each of the parties hereto shall pay its own expenses and the fees and expenses of its counsel and accountants and other experts.

10.2 Waivers. No action taken pursuant to this Agreement, including any investigation by or on behalf of any party hereby, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of any condition or of a breach of any other provision of this Agreement shall not operate or be construed as a waiver of any other condition or subsequent breach. The waiver by any party of any of the conditions precedent to its obligations under this Agreement shall not preclude it from seeking redress for breach of this Agreement other than with respect to the condition so waived.

10.3 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be either (a) delivered personally, (b) sent by facsimile transmission, (c) delivered by nationally recognized overnight courier service against a receipt therefor, or (d) sent by certified, registered or express mail, postage prepaid. Any such notice shall be deemed given (x) when so delivered personally, telegraphed, telexed or sent by facsimile transmission if applicable, (y) when delivered by courier if applicable, or (z) if mailed, five days after the date of deposit in the United States mail if applicable, as follows:

To Seller:	Pet Zone Products, Ltd.
c/o Early Stage Partners
1801 East Ninth Street,
Suite 1700
Cleveland, Ohio 44114
Facsimile: (216) 781-0156
Attn: James D. Ireland III

With copy to:	Benesch, Friedlander, Coplan & Aronoff LLP
2300 BP Tower
200 Public Square
Cleveland, Ohio 44114
Facsimile: (216) 363-4588
Attn: Peter K. Shelton, Esq.

To Buyer:	OurPet’s Company
1300 East Street
Fairport Harbor, Ohio 44077
Facsimile: (440) 354-9129
Attn: Steven Tsengas

With copy to:	Kohrman Jackson & Krantz P.L.L.
1375 East Ninth Street
One Cleveland Center, 20th Floor
Cleveland, Ohio 44114
Facsimile: (216) 621-6536
Attn: Connie S. Carr, Esq.

Any party may, by notice given in accordance with this Section to the other parties, designate another address or person for receipt of notices hereunder.

10.4 Binding Effect; Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns.

10.5 No Third Party Beneficiaries. Nothing in this Agreement is intended nor will it be construed to give any person other than the parties hereto and the respective successors and permitted assigns, any right, remedy or claim under or in respect of this Agreement or any provisions hereof.

10.6 Transfer Taxes. Buyer shall pay all sales, use, and other transfer taxes, if any, resulting from the transactions contemplated by this Agreement.

10.7 Assignment. This Agreement shall not be assignable without the prior written consent of each non-assigning party. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.8 Counterparts. This Agreement may be executed by the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument. This Agreement shall become effective when each party hereto shall have received original or facsimile counterparts thereof signed by all parties hereto.

10.9 Governing Law; Jurisdiction and Venue. The validity, performance and enforcement of this Agreement shall be governed by the laws of the State of Ohio, without regard to conflict of law principles. Jurisdiction and venue for any action or claim arising hereunder shall lie exclusively in the Cuyahoga County, Ohio Court of Common Pleas, and each party irrevocably consents to the personal and subject matter jurisdiction of that court.

10.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement.

10.11 Entire Agreement; Amendments. This Agreement embodies the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect thereof. This Agreement may not be changed orally, but only by an agreement in writing signed by the party or parties against whom any waiver, change, amendment, modification or discharge may be sought.

[Signature Page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement on the day and year first above written.

SELLER:
Pet Zone Products Ltd.

By:	/s/ James D. Ireland
Name:	James D. Ireland III
Title:	Chairman

BUYER:
OurPet’s Company

By:	/s/ Steven Tsengas
Name:	Dr. Steven Tsengas
Title:	Chairman/CEO